Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2022

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2022	2021

Revenues (note 4)	$834,572	$711,066

Cost of revenues	575,834	490,812
Selling, general and administrative expenses	202,221	163,246
Depreciation	14,444	13,213
Amortization of intangible assets	11,466	10,012
Acquisition-related items	1,561	(99)
Operating earnings	29,046	33,882

Interest expense, net	4,366	4,187
Other income, net	(535)	(1,868)
Earnings before income tax	25,215	31,563
Income tax expense (note 7)	6,394	7,720
Net earnings	18,821	23,843

Non-controlling interest share of earnings (note 10)	565	3,767
Non-controlling interest redemption increment (decrement) (note 10)	4,171	(1,815)
Net earnings attributable to Company	$14,085	$21,891

Net earnings per share (note 11)
Basic	$0.32	$0.50
Diluted	0.32	0.50

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2022	2021

Net earnings	$18,821	$23,843

Foreign currency translation gain	1,562	1,060
Comprehensive earnings	20,383	24,903

Less: Comprehensive earnings attributable to non-controlling shareholders	4,736	1,952

Comprehensive earnings attributable to Company	$15,647	$22,951

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$165,149	$165,665
Restricted cash	31,445	28,606
Accounts receivable, net of allowance of $11,122 (note 3)
(December 31, 2021 - $13,984)	535,283	551,564
Income tax recoverable	2,818	6,842
Inventories	169,225	161,387
Prepaid expenses and other current assets	53,445	50,596
	957,365	964,660
Other receivables	4,235	4,719
Other assets	14,680	14,619
Deferred income tax	1,840	1,760
Fixed assets	145,364	138,066
Operating lease right-of-use assets (note 6)	162,653	159,730
Intangible assets	366,862	382,107
Goodwill	841,103	843,362
	1,536,737	1,544,363
	$2,494,102	$2,509,023
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$92,811	$100,125
Accrued liabilities	253,463	286,404
Income tax payable	1,371	2,554
Unearned revenues	114,877	116,415
Operating lease liabilities - current (note 6)	48,786	48,047
Long-term debt - current (note 8)	35,475	57,436
Contingent acquisition consideration - current (note 9)	14,072	7,491
	560,855	618,472
Long-term debt - non-current (note 8)	645,166	595,368
Operating lease liabilities - non-current (note 6)	124,392	122,337
Contingent acquisition consideration (note 9)	18,859	24,855
Unearned revenues	15,441	15,083
Other liabilities	47,997	71,981
Deferred income tax	40,378	42,070
	892,233	871,694
Redeemable non-controlling interests (note 10)	218,743	219,135

Shareholders' equity	822,271	799,722
	$2,494,102	$2,509,023

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and			Retained	other	Total
	outstanding		Contributed	earnings	comprehensive	shareholders'
	shares	Amount	surplus	(deficit)	earnings	equity

Balance, December 31, 2021	44,013,031	$797,428	$68,249	$(67,920)	$1,965	$799,722
Net earnings	-	-	-	14,085	-	14,085
Other comprehensive earnings	-	-	-	-	1,562	1,562

Common Shares:
Stock option expense	-	-	5,821	-	-	5,821
Stock options exercised	179,500	12,705	(2,672)	-	-	10,033
Dividends	-	-	-	(8,952)	-	(8,952)
Balance, March 31, 2022	44,192,531	$810,133	$71,398	$(62,787)	$3,527	$822,271

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and			Retained	other	Total
	outstanding		Contributed	earnings	comprehensive	shareholders'
	shares	Amount	surplus	(deficit)	loss	equity

Balance, December 31, 2020	43,587,554	$770,032	$59,303	$(171,085)	$2,148	$660,398
Net earnings	-	-	-	21,891	-	21,891
Other comprehensive earnings	-	-	-	-	1,060	1,060

Subsidiaries' equity transactions	-	-	23	-	-	23

Common Shares:
Stock option expense	-	-	2,787	-	-	2,787
Stock options exercised	241,152	13,018	(2,771)	-	-	10,247
Dividends	-	-	-	(7,999)	-	(7,999)
Balance, March 31, 2021	43,828,706	$783,050	$59,342	$(157,193)	$3,208	$688,407

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2022	2021
Cash provided by (used in)

Operating activities
Net earnings	$18,821	$23,843

Items not affecting cash:
Depreciation and amortization	25,910	23,225
Deferred income tax	(623)	(749)
Other	6,773	2,974

Changes in non-cash working capital:
Accounts receivable	24,834	8,252
Inventories	(3,621)	(13,795)
Prepaid expenses and other current assets	(2,563)	(4,541)
Payables and accruals	(39,950)	(26,920)
Unearned revenues	(2,617)	12,294
Other liabilities	(25,463)	2,128
Net cash provided by operating activities	1,501	26,711
Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	-	(2,521)
Purchases of fixed assets	(16,583)	(13,337)
Other investing activities	(6,114)	(2,066)
Net cash used in investing activities	(22,697)	(17,924)
Financing activities
Increase in long-term debt	74,910	-
Repayment of long-term debt	(45,000)	(37,653)
Purchases of non-controlling interests, net	(5,764)	(3,391)
Contingent acquisition consideration	(161)	(650)
Proceeds received on exercise of stock options	10,033	10,247
Dividends paid to common shareholders	(8,032)	(7,192)
Distributions paid to non-controlling interests	-	(1,870)
Other financing activities	(2,333)	-
Net cash provided by (used in) financing activities	23,653	(40,509)
Effect of exchange rate changes on cash	(134)	210
Increase (decrease) in cash, cash equivalents and restricted cash	2,323	(31,512)
Cash, cash equivalents and restricted cash, beginning of period	194,271	208,938
Cash, cash equivalents and restricted cash, end of period	$196,594	$177,426

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, FIRST ONSITE, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, and Century Fire Protection.

2.       RISKS AND UNCERTAINTIES – The COVID-19 pandemic which resulted in broad challenges globally has contributed to significant volatility in financial markets and continues to adversely impact global activity. Many jurisdictions where the Company operates have, however, re-opened with measures implemented to assist in curtailing the spread of COVID-19, and multiple vaccines have been approved for use. Surges in new cases of COVID-19 and mutated strains of the virus may cause additional quarantines, lockdowns and implementation of other restrictive measures, which could cause further adverse economic impacts. Although many regions where the Company operates have re-opened, it is challenging to predict the financial performance in upcoming reporting periods with reasonable accuracy due to the lack of visibility around the duration and severity of the crisis and its dynamic changes.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2022 and the results of operations and its cash flows for the three month periods ended March 31, 2022 and 2021. All such adjustments are of a normal recurring nature. The results of operations for the three month period ended March 31, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

Accounting policy for Credit Losses

The allowance for credit losses is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

A reconciliation of our allowance for credit losses is found below:

2022
(In thousands)

Allowance for credit losses, December 31, 2021	$13,984
Bad debt expense	353
Write-offs to accounts receivable	(3,254)
Recoveries to accounts receivable	12
Other	27
Allowance for credit losses, March 31, 2022	11,122

4.       REVENUE RECOGNITION – Within the FirstService Brands segment, franchise fee revenue recognized in the quarter that was included in deferred revenue at the beginning of the period was $1,211 (2021 - $1,047). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized and are amortized over the life of the underlying franchise agreement. Costs amortized in the quarter were $509 (2021 - $439). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at March 31, 2022 was $7,596 (2021 - $7,287). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at March 31, 2022, the aggregate amount of backlog was $571,617 (December 31, 2021 - $464,134). The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months ended
	March 31
	2022	2021

FirstService Residential revenue	$394,083	$350,480
FirstService Brands company-owned operations revenue	398,452	327,378
FirstService Brands franchisor revenue	40,797	32,144
FirstService Brands franchise fee revenue	1,240	1,064

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

5.       ACQUISITIONS – In the quarter, the Company did not complete any acquisitions. In the prior year quarter, the Company completed two acquisitions; the acquisition date fair value of consideration transferred was as follows: cash of $2,521, and contingent consideration of $1,014.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Except for where arrangements represent compensation for the benefit of the Company, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2022 was $32,931 (see note 9). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $30,200 to a maximum of $35,529. The contingencies will expire during the period extending to December 2023. During the three months ended March 31, 2022, $161 was paid with reference to such contingent consideration (2021 - $650).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 15 years, some of which may include options to extend the leases for up to 10 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the three months ended March 31, 2022 was $11,734 (2021 - $10,672).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, three months ended March 31	2022

Cash paid for amounts included in the measurement of operating lease liabilities	$11,551
Right-of-use assets obtained in exchange for operating lease obligation	$13,878

7.       INCOME TAX – The provision for income tax for the three months ended March 31, 2022 reflected an effective tax rate of 25% (2021 - 24%) relative to the statutory rate of approximately 27% (2021 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in certain jurisdictions, as well as taxable permanent differences.

8.       LONG-TERM DEBT – The Company has $90,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with three remaining annual equal repayments, the next payment coming due on January 16, 2023.

In February 2022, the Company entered into a second amended and restated credit agreement providing for a $1,000,000 revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2027. The new revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The current revolving credit facility replaced the Company’s previous $450,000 revolving credit facility and $440,000 term loan (drawn in a single advance) that were set to mature in January 2023 and June 2024, respectively. The new revolving credit facility was used to repay the remaining term loan balance of $407,000 under the prior credit agreement, and will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2022:

		Fair value measurements at March 31, 2022
	Carrying value at
	March 31, 2022	Level 1	Level 2	Level 3

Interest rate swap asset	2,824	-	2,824	-
Contingent consideration liability	$32,391	$-	$-	$32,391

The fair value of the interest rate swap asset was determined using widely accepted valuation techniques. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2022

Balance, January 1	$32,346
Fair value adjustments	690
Resolved and settled in cash	(161)
Other	56
Balance, March 31	$32,931

Less: Current portion	14,072
Non-current portion	$18,859

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 2.0% to 2.5%). The following are estimates of the fair values for other financial instruments:

	March 31, 2022		December 31, 2021
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,235	$4,235	$4,719	$4,719
Long-term debt	680,641	682,706	652,804	661,492

10.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2022

Balance, January 1	$219,135
RNCI share of earnings	565
RNCI redemption decrement	4,171
Purchases of interests from RNCI, net	(5,764)
Other	636
Balance, March 31	$218,743

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Common Shares. The redemption amount as of March 31, 2022 was $208,372. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at March 31, 2022, approximately 1,500,000 such shares would be issued; this would be accretive to net earnings per share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.       NET EARNINGS PER SHARE – The following table reconciles the basic and diluted shares outstanding:

	Three months ended
(in thousands)	March 31
	2022	2021

Basic shares	44,085	43,696
Assumed exercise of Company stock options	415	522
Diluted shares	44,500	44,218

12.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at March 31, 2022, there were 577,850 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were 580,000 stock options granted during the three months ended March 31, 2022 (2021 - 48,000). Stock option activity for the three months ended March 31, 2022 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Shares issuable under options - Beginning of period	1,951,035	$104.41
Granted	580,000	149.36
Exercised	(179,500)	55.87
Shares issuable under options - End of period	2,351,535	$119.20	3.16	$67,751
Options exercisable - End of period	1,012,438	$96.32	2.17	$50,582

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2022 was $5,821 (2021 - $2,787). As of March 31, 2022, there was $28,919 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the three month period ended March 31, 2022, the fair value of options vested was $12,056 (2021 - $7,921).

13.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

14.       SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2022
Revenues	$394,083	$440,489	$-	$834,572
Depreciation and amortization	7,005	18,882	23	25,910
Operating earnings	23,397	15,751	(10,102)	29,046

2021
Revenues	$350,480	$360,586	$-	$711,066
Depreciation and amortization	6,268	16,934	23	23,225
Operating earnings	23,244	16,506	(5,868)	33,882

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended March 31

2022
Revenues	$726,888	$107,684	$834,572
Total long-lived assets	1,198,073	317,909	1,515,982

2021
Revenues	$618,796	$92,270	$711,066
Total long-lived assets	1,077,142	288,063	1,365,205

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE three MONTH PERIOD ENDED March 31, 2022

(in US dollars)

May 5, 2022

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2022 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2021. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2022 and up to and including May 5, 2022.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Results of operations - three months ended March 31, 2022

Consolidated revenues for our first quarter were $834.6 million, 17% higher than the comparable prior year quarter. On an organic basis, revenues were up 10%, with the balance from contribution of tuck-under acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $62.3 million versus $59.8 million reported in the prior year quarter. Our Adjusted EBITDA margin was 7.5% of revenues, versus 8.4% in the prior year quarter. Consolidated operating earnings for the quarter were $29.0 million, compared to $33.9 million in the prior year period. The operating earnings margin was 3.5% versus 4.8% in the prior year quarter. The decrease in margins was primarily due to revenue mix and inflationary pressures, as well as higher stock-based compensation expense due to the timing of the expense realized in the current quarter, compared to the second quarter of 2021.

Depreciation and amortization expense totalled $25.9 million, relative to $23.2 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

The consolidated income tax rate for the quarter was 25%, compared to 24% in the prior year quarter, relative to the statutory rate of 27% in both periods. The effective tax rate for the full year is expected to be approximately 25%.

Net earnings for the quarter were $18.8 million, versus $23.8 million in the prior year quarter. The decrease was attributable to higher depreciation and amortization expense as mentioned above, as well increased stock-based compensation expense in the quarter.

The non-controlling interest (“NCI”) share of earnings was $0.6 million for the first quarter, relative to $3.8 million in the prior period, with the decrease from earnings mix due to the relative performance and seasonality at our non-wholly owned operations. The NCI redemption increment was $4.2 million, versus a recovery of $1.8 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $394.1 million for the first quarter, up 12% versus the prior year quarter, including 7% organic growth. Top-line performance was driven by core management and sited labour contract growth, particularly in our Florida, California, New York and Mid-Atlantic markets. Adjusted EBITDA was $30.4 million relative to $29.4 million in the prior year quarter. Operating earnings for the first quarter were $23.4 million versus $23.2 million in the prior year period. Operating margins were impacted by wage inflation, together with the increased mix of labour-driven services relative to higher margin ancillaries.

Revenues from the FirstService Brands segment in the first quarter were $440.5 million, up 22% relative to the prior year period. The revenue increase was comprised of 12% organic growth, together with the contribution from recent tuck-under acquisitions. Top-line organic growth was exceptionally strong within our home improvement and Century Fire service lines. Adjusted EBITDA for the quarter was $36.1 million, up from $33.4 million in the prior year period. Operating earnings were $15.8 million versus $16.5 million in the prior year quarter. Operating margins declined as a result of higher labour costs and supply chain disruptions at several of our brands, as well as job mix at our restoration brands.

Corporate costs, as presented in Adjusted EBITDA were $4.2 million for the quarter, relative to $3.0 million in the prior year period. On a GAAP basis, corporate costs for the current quarter were $10.1 million, compared to $5.9 million in the prior year period, with the increase due to the timing of stock-based compensation expense.

Summary of quarterly results

(in thousands of US dollars, except per share amounts) (unaudited)

Quarter	Q1	Q2	Q3	Q4

YEAR ENDING DECEMBER 31, 2022
Revenues	$834,572
Operating earnings	29,046
Net earnings per share:
Basic	0.32
Diluted	0.32

YEAR ENDED DECEMBER 31, 2021
Revenues	$711,066	$831,630	$849,431	$856,945
Operating earnings	33,882	61,383	61,527	44,850
Net earnings per share:
Basic	0.50	0.84	1.04	0.71
Diluted	0.50	0.83	1.03	0.70

YEAR ENDED DECEMBER 31, 2020
Revenues	$633,831	$621,597	$741,932	$775,055
Operating earnings	15,984	44,903	59,130	49,395
Net earnings per share:
Basic	0.13	0.64	0.76	0.51
Diluted	0.13	0.64	0.75	0.50

OTHER DATA
Adjusted EBITDA - 2022	$62,338
Adjusted EBITDA - 2021	59,795	$89,853	$94,196	$83,532
Adjusted EBITDA - 2020	43,865	$71,231	$88,732	$79,894
Adjusted EPS - 2022	0.73
Adjusted EPS - 2021	0.66	1.21	1.50	1.21
Adjusted EPS - 2020	0.37	0.86	1.19	1.02

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain home improvement brands, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically should result in higher revenues and earnings in the third and fourth quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2022	2021

Net earnings	$18,821	$23,843
Income tax	6,394	7,720
Other income	(535)	(1,868)
Interest expense, net	4,366	4,187
Operating earnings	29,046	33,882
Depreciation and amortization	25,910	23,225
Acquisition-related items	1,561	(99)
Stock-based compensation expense	5,821	2,787
Adjusted EBITDA	$62,338	$59,795

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, March 31, 2021	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$23,397	$15,751	$(10,102)
Depreciation and amortization	7,005	18,882	23
Acquisition-related items	8	1,449	104
Stock-based compensation expense	-	-	5,821
Adjusted EBITDA	$30,410	$36,082	$(4,154)

Three months ended, March 31, 2020	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$23,244	$16,506	$(5,868)
Depreciation and amortization	6,268	16,934	23
Acquisition-related items	(105)	(33)	39
Stock-based compensation expense	-	-	2,787
Adjusted EBITDA	$29,407	$33,407	$(3,019)

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2022	2021

Net earnings	$18,821	$23,843
Non-controlling interest share of earnings	(565)	(3,767)
Acquisition-related items	1,561	(99)
Amortization of intangible assets	11,466	10,012
Stock-based compensation expense	5,821	2,787
Income tax on adjustments	(4,495)	(3,328)
Non-controlling interest on adjustments	(228)	(175)
Adjusted net earnings	$32,381	$29,273

	Three months ended
(in US dollars)	March 31
	2022	2021

Diluted net earnings per share	$0.32	$0.50
Non-controlling interest redemption increment (decrement)	0.09	(0.04)
Acquisition-related items	0.03	-
Amortization of intangible assets, net of tax	0.19	0.16
Stock-based compensation expense, net of tax	0.10	0.04
Adjusted EPS	$0.73	$0.66

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

The Company generated cash flow from operating activities of $1.5 million during the three month period ended March 31, 2022, relative to $26.7 million in the prior year period. The decrease in operating cash flow was impacted by changes in non-cash working capital to fund growth in our seasonal businesses, as well as variances in deferred revenues and compensation arrangements.

For the three months ended March 31, 2022, capital expenditures were $16.6 million. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2022 are expected to be approximately $70 million, with total capital expenditures approaching $85 million.

In April 2022, we paid a quarterly dividend of $0.2025 per common share in respect of the quarter ended March 31, 2022.

Net indebtedness as at March 31, 2022 was $515.5 million, versus $487.1 million at December 31, 2021. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness resulted primarily from the repayment of debt, offset by changes in non-cash working capital and purchases of fixed assets. We are in compliance with the covenants within our financing agreements as at March 31, 2022 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $370.4 million of available un-drawn credit as of March 31, 2022.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $32.9 million as at March 31, 2022 ($32.3 million as at December 31, 2021) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to December 2023. The contingent consideration liability is recognized at fair value upon acquisition and is re-measured each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. During the three months ended March 31, 2022, $0.2 million of contingent consideration was paid (2021 - $0.7 million).

The following table summarizes our contractual obligations as at March 31, 2022:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$668,834	$30,598	$60,000	$578,236	$-
Interest on long-term debt	57,885	17,491	28,847	11,547	-
Capital lease obligations	11,807	4,870	5,676	1,261	-
Contingent acquisition consideration	32,931	14,072	18,859	-	-
Operating leases	168,267	44,097	63,612	37,745	22,813

Total contractual obligations	$939,724	$111,128	$176,994	$628,789	$22,813

At March 31, 2022, we had commercial commitments totaling $17.1 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2022	2021

FirstService Residential	$60,054	$63,638
FirstService Brands	148,318	151,505
	$208,372	$215,143

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2022, the RNCI recorded on the balance sheet was $218.7 million. The purchase prices of the RNCI may be paid in cash or in our common shares, at the option of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to GAAP diluted net earnings per share for the first quarter of 2022 would be $0.08 and the decrease to adjusted EPS would be $0.01.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2021.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have one interest swap in place to exchange the floating interest rate on $100 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the three months ended March 31, 2022 was $1.2 million (2021 - $1.0 million).

As at March 31, 2022, the Company had $2.4 million of loans receivable from minority shareholders (December 31, 2021 - $1.8 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of common shares. The holders of common shares are entitled to one vote in respect of each common share held at all meetings of the shareholders of the Company.

As of the date of this MD&A, the Company has outstanding 44,192,531 common shares. In addition, as at the date hereof 2,361,535 common shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common shares as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2022 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Public Health Crisis

FirstService’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises beyond our control, including current or future waves of the COVID-19 outbreak. Many governments may declare that an outbreak, or one or more waves or an outbreak, constitutes an emergency in their jurisdictions. Reactions to the spread of an outbreak, or the worsening of an outbreak from time to time, may lead to, among other things, significant restrictions on travel, business closures, quarantines, social distancing and other containment measures and a general reduction in consumer activity. While these effects may be temporary, the duration of any business disruptions and related financial impact cannot be reasonably estimated, and may be instituted, terminated and re-instituted from time to time as an outbreak worsens or waves of an outbreak occur from time to time.

Such public health crises can also result in volatility and disruptions in the supply and demand for various products and services, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect interest rates, credit ratings, credit risk and inflation. The risks to FirstService of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Public Health Crisis” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.

•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	Public health crisis, including COVID-19.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.firstservice.com.